FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2002

BP p.l.c.
(Translation of registrant's name into English)

BRITANNIC HOUSE, 1 ST. JAMES'S SQUARE, LONDON SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BP p.l.c.
(Registrant)

Date: 3 September 2002

Signed..
Deputy Company Secretary

The following documents (bearing the exhibit numbers listed below) are furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit

1. Announcement dated July 1, 2002 titled "Director Shareholding".

2. Announcement dated July 2, 2002 titled "Trading Statement".

3. Announcement dated July 4, 2002 titled "Blocklisting Interim Review".

4. Announcement dated July 8, 2002 titled "Director Shareholding".

5. Announcement dated July 10, 2002 titled "Notice of Results".

6. Announcement dated July 10, 2002 titled "Director Shareholding".

Appendix 1

Company	BP PLC
TIDM	BP.
Headline	Director Shareholding
Released	11:27 1 Jul 2002
Number	9915X

1 July 2002

Director Shareholding

Letter to RNS

Director Shareholding - Mr R.F. Chase

We write to notify you that we were advised on Friday, 28 June 2002 by the Trustee of the BP Employee Share Ownership Plan that:

Mr R F Chase, a director of BP p.l.c., acquired 4,373 BP Ordinary Shares at £5.61635 per share on 26 June 2002 through reinvestment of dividends on shares held by him in the BP Employee Share Ownership Plan.

Letter from BP p.l.c.

Appendix 2

Company	BP PLC
TIDM	BP.
Headline	Trading Statement
Released	10:00 2 Jul 2002
Number	0490Y

1 July 2002

Trading Statement

BP 2Q'02 TRADING UPDATE

This trading update is aimed at providing an overview of the revenue and trading conditions experienced by BP during the second quarter ending June 30, 2002.

The second quarter volume, expense, margin, throughput, sales, debt, tax rate and other data referred to below are currently provisional and remain estimates of likely outcomes, some being drawn from figures applicable to the first month or so of the quarter. All such data are subject to change and may differ quite considerably from the final numbers that will be reported on July 30, 2002. The statement is, however, produced in order to provide greater disclosure to investors and potential investors of currently expected outcomes and to ensure that they all receive equal access to the same information at the same time.

2Q Headlines

- • 2Q'02 oil and gas production up around 5% on same quarter last year at over 3.5mmboe/d
- • Downstream and Chemicals volumes at record levels after full quarter of contribution from Veba acquisition.
- • BP's trading environment improved to around mid-cycle by the end of the quarter.
- • BP's liquids realisations rose around $4.00/bbl and BP's North American gas realisations were up ca.$0.60/mscf compared with 1Q'02, although both lagged the rise in marker prices.
- • Refining margins strengthened over 1Q'02 by around 25%, but remained well below mid-cycle conditions. Retail margins recovered from the depressed levels of 1Q'02.
- • Chemicals trading environment improved slightly relative to last quarter.

Exploration and Production

Second quarter total production is estimated to be up around 5% over the same period last year at above 3.5 mmboe/d. The increase reflects continued build up from projects commissioned last year and from the King field in the Gulf of Mexico, which came on stream during the quarter. Output from these new projects more than offset the impact of OPEC related quota restrictions, which restricted production by around 20 mb/d compared to 2Q'01. Total production for 2Q 2002 is also expected to be around 1% higher than last quarter, overcoming normal seasonal decline factors. Output in 1Q 2002 was depressed by 100 mb/d due to unusually mild weather, OPEC quota restrictions and asset disposals. Despite this, full year production remains on track to grow at our target annual rate of 5.5% as many new projects, including King's Peak, Horn Mountain and Princess in the Gulf of Mexico and Trinidad train 2 are due on stream during the second half of the year.

	2Q'02	1Q'02	2Q'01
Brent dated ($/bbl)	25.07	21.13	27.39
WTI ($/bbl)	26.30	21.54	27.88
ANS USWC ($/bbl)	25.04	19.76	26.05
Gas Henry Hub first of month index ($/mmbtu)	3.38	2.35	4.66
UK gas price - National Balancing Point (p/therm)	12.10	19.22	21.66

BP's average liquids realisations are anticipated to be up by ca. $4.00/bbl versus the first quarter. Whilst BP's UK realisations have moved largely in line with the Brent marker, BP's US realisations have lagged relative to WTI, as US NGL prices rose by only around $1.80/bbl, compared to a $4.76/bbl rise in WTI. In addition, the quarter on quarter rise in oil prices is expected to result in a negative non-cash adjustment to operating profits of around $100m, reflecting an Unrealized Profit In Stock (UPIS) on oil inventories.

Whilst Henry Hub (HH) gas prices have strengthened by $1.03/mscf versus the previous quarter, BP's North American gas realizations are expected to be up by around $0.60/mscf. This difference is due to widening regional differentials, caused by short-term transportation capacity restrictions from the San Juan and Rockies basins.

Exploration expenses for the quarter are expected to be over $100m higher than 1Q'02, mainly due to an $85m write-off relating to the Neptune discovery in the deepwater Gulf of Mexico. BP relinquished the lease after concluding that the discovered volumes did not rank highly enough in BP's portfolio of investment opportunities.

Gas Power and Renewables

Gas marketing operating profits are projected to be similar to 1Q 2002. For the quarter, improved marketing margins have been offset by declines in Ruhrgas and the NGL business, both of which are impacted by the end of the heating season.

Refining and Marketing

The second quarter 2002 refining and marketing trading environment improved significantly from first quarter 2002, which had been the worst environment in both the US and Europe since 1992, but remained well short of the exceptional environment of the second quarter 2001.

Refining margins are estimated to have improved by about 25% from the first quarter 2002, with significant improvement across most geographic areas except the US West Coast. However, this still leaves refining margins down about 65% versus the second quarter 2001.

After beginning the second quarter 2002 at mid-cycle levels, refining margins weakened to BP's bottom-of-cycle market conditions during May as high refinery run rates led to a build of inventory, while light – heavy crude price differentials narrowed, disadvantaging complex refineries. Margins then recovered during June due to a reversal of these factors, alongside higher US gasoline demand.

Global Indicator Margins ($/bbl)

	2Q '02	**1Q '02**	**2Q '01**
USA			
- West Coast	4.46	5.43	9.11
- Gulf Coast	2.62	2.04	7.71
- Midwest	3.76	2.06	10.51
North West Europe	0.59	0.09	3.35
Singapore	0.18	0.21	0.96
Global Indicator Margin*	2.06	1.64	5.78

**The global indicator margin is a weighted average based on BP's portfolio. Actual Margins may vary because of refinery configuration, crude slate and operating practices.*

Refinery throughputs are anticipated to be up about 5% versus the first quarter 2002, reflecting the Veba acquisition that was effective in February and a somewhat smaller turnaround programme: excluding Veba and the effect of disposals, throughputs are expected to be up about 2-3%.

Retail marketing margins have recovered, particularly in the highly competitive US market, from the depressed levels experienced during first quarter 2002, which had been down about 45% from fourth quarter 2001 worldwide and 80% down in the U.S. Gasoline demand increases and lower inventories have helped the recovery. On average, BP worldwide retail margins are expected to be up about 5–10% from the second quarter 2001.

Product sales (retail and commercial) are anticipated to be up about 6% from the previous quarter due to the Veba acquisition that was effective in February. Excluding Veba, product sales are expected to be up about 1% from the first quarter, in line with our plans.

<u>Chemicals</u>

Weighted Chemicals Indicator Margin ($/te)*

2Q'02	**1Q'02**	**4Q'01**	**2Q'01**
N/a	96 (prov)	112	105

Underlying demand for key products has improved this quarter in all regions and production volumes should be around 7 million tonnes. Margins for many products improved during the middle part of 2Q although generally margins still remain some way below middle of cycle market conditions. PTA margins have improved almost to middle of cycle in all regions and our monomers products have benefited from markedly improved margins. The restructuring programme announced last year is on track. All parts of our Plastic Fabrications businesses were sold during the quarter.

<u>The Chemicals Indicator Margin</u> is a weighted average of externally-based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted on BP's product portfolio. This is described more fully in the Group's quarterly results releases.

Debt

The Group's net debt gearing ratio on a proforma basis at quarter-end is expected to be around 30%, compared with last quarter's figure of 32%. This reflects strong operating cash flows and disposals of Veba upstream assets and other BP assets during the quarter.

Tax

The Group's effective tax rate in the second quarter on the pro forma result adjusted for special items is expected to be around 36-37%. The 1-2% increase over the rate of 35% in the previous quarter would reflect the increases to North Sea tax announced in the recent UK Budget (a supplementary charge increasing the corporation tax rate from 30% to 40%), assuming that the Budget legislation had been passed in July. A further one-off charge of around $350m, to increase the brought forward deferred tax provision for the supplementary corporation tax of 10%, would be identified as a special item.

Stock Purchases

In line with BP's financial framework, there have been no stock purchases by the company during the first half of 2002 as the trading environment remained below mid-cycle. By the end of the second quarter the recovery in downstream margins, and continued firm oil and gas prices, restored the trading environment to around BP's mid-cycle level. A resumption of share buy-backs requires the aggregate trading environment to remain above mid-cycle on a sustained basis. Shares in issue as at the May 31 were 22,462 million.

Appendix 3

Company	BP PLC
TIDM	BP.
Headline	Blocklisting Interim Review
Released	13:30 4 Jul 2002
Number	1861Y

4 July 2002

Blocklisting Interim Review

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: BP PLC

2. NAME OF SCHEME: THE BP GROUP SAVINGS RELATED SHARE OPTIONS

3. PERIOD OF RETURN: FROM: 1 JANUARY 2002 TO: 30 JUNE 2002

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 3,485,585 ORDINARY SHARES OF US$0.25

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 937,138

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 12,548,447

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 10,000,000 ORDINARY SHARES OF US$0.25 WERE ADMITTED TO LISTING ON 4 APRIL 2002

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS. 22,463,182,243 ORDINARY SHARES OF US$0.25

CONTACT FOR QUERIES

NAME: MICHAEL ANSCOMBE
EMAIL: anscm1@bp.com
TELEPHONE: 020 7496 2102

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: BP PLC

2. NAME OF SCHEME: THE EXECUTIVE SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 1 JANUARY 2002 TO: 30 JUNE 2002

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 22,131,216 ORDINARY SHARES OF US$0.25

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 30,168,351

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 31,962,865

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 40,000,000 ORDINARY SHARES OF US$0.25 WERE ADMITTED TO LISTING ON 4 APRIL 2002

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS. 22,463,182,243 ORDINARY SHARES OF US$0.25

CONTACT FOR QUERIES

NAME: MICHAEL ANSCOMBE
EMAIL: anscm1@bp.com
TELEPHONE: 020 7496 2102

SUMMARY ATTACHMENT TO SCHEDULE 5 BLOCK LISTING SIX MONTHLY RETURN

1 JANUARY 2002 TO 30 JUNE 2002

Issued Share Capital
Opening balance of BP Ordinary shares of US$0.25 as at 1 January 2002: 22,432,076,754

Changes during the period

Shares issued under BP Group Savings Related Share Option Scheme	937,138
Shares issued under The Executive Share Option Scheme	30,168,351
Shares bought back (0)	

Issued Share Capital
Closing balance of BP Ordinary shares of US$0.25 as at 30 June 2002: 22,463,182,243

****

Additional Blocklisting for:

BP Group Savings Related Share Option Scheme
On 4 April 2002 10,000,000

BP Executive Share Option Scheme
On 4 April 2002 40,000,000

Appendix 4

Company	BP PLC
TIDM	BP.
Headline	Director Shareholding
Released	15:13 8 Jul 2002
Number	3249Y

8 July 2002

Director Shareholding

Letter to RNS

We have today been advised by Computershare Plan Managers that the following directors of BP p.l.c. were granted options over the numbers of BP Ordinary shares detailed below on 3 July 2002 @ £4.52 per share under the BP ShareSaveUK Plan:-

The Lord Browne of Madingley
3,661 shares under option exercisable between 1.9.07 and 28.2.08

Mr R.L. Olver
840 shares under option exercisable between 1.9.05 and 28.2.06

Letter from BP Plc

Appendix 5

Company	BP PLC
TIDM	BP.
Headline	Notice of Results
Released	13:59 10 Jul 2002
Number	4355Y

10 July 2002

Notice of Results

Letter to: RNS

BP GROUP RESULTS FOR THE SECOND QUARTER ENDED 30 JUNE 2002 AND QUARTERLY DIVIDEND ANNOUNCEMENT

I write to inform you that the Group results for the second quarter ended 30 June 2002 and the quarterly dividend will be announced through the Regulatory News Service at 10.00 a.m. (British Summer Time) on 30 July 2002.

Letter from: BP plc

Appendix 6

Company	BP PLC
TIDM	BP.
Headline	Director Shareholding
Released	14:05 10 Jul 2002
Number	4425Y

10 July 2002

Director Shareholding

Letter to RNS

We have today been advised by Computershare Plan Managers that on 10 July 2002 the following Directors of BP p.l.c. acquired the numbers of BP Ordinary shares shown opposite their names below @ £5.46 per share through participation in the BP ShareMatchUK Plan:-

Dr J.G.S. Buchanan	69 shares
Mr R.F.Chase	69 shares
Mr R.L.Olver	69 shares

From BP plc